EXHIBIT 99.1

OCCIDENTAL PETROLEUM CORPORATION

Process Review

of the

Estimated

Future Reserves and Income

Attributable to Certain

Fee, Leasehold and Royalty Interests

and

Certain Economic Interests

Derived Through Certain Production Sharing Contracts

SEC Parameters

As of

December 31, 2011

/s/ JOHN E. HODGIN
John E. Hodgin, P.G., P.E.
TBPE License No. 97667
President
RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580
RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5235	TELEPHONE (713) 651-9191

February 2, 2012

Occidental Petroleum Corporation
10889 Wilshire Boulevard, 16th Floor
Los Angles, California  90024

Gentlemen:

At your request, Ryder Scott Company (Ryder Scott) has conducted a process review of the methods and analytical procedures utilized by the engineering and geological staff of Occidental Petroleum Corporation (Occidental) for estimating the proved reserves volumes, preparing the economic evaluations and determining the reserves classifications as of December 31, 2011, based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The results of our third party reserves process review, completed on January 24, 2012 and presented herein, were prepared for public disclosure by Occidental in filings made with the SEC in accordance with the disclosure requirements set forth under Section 229.1202(a)(8) of the SEC regulations.

Based on our review, including the data, technical processes and interpretations presented by Occidental, it is our opinion that the overall procedures and methodologies utilized by Occidental in estimating the proved reserves volumes, preparing the economic evaluations and determining the reserves classifications for the reviewed properties are appropriate for the purpose thereof, and comply with the SEC regulations as of December 31, 2011.  Ryder Scott has not been engaged to render an opinion as to the reasonableness of reserves quantities reported by Occidental.

Properties Reviewed

The proved reserves reviewed herein are attributable to the fee, leasehold and royalty interests of Occidental in certain properties located in the United States in the states of California, Colorado, New Mexico, Texas and Utah and derived through Occidental’s economic interest as defined in certain production sharing and similar contracts for certain properties located in the Middle East in the countries of Bahrain, Libya and Oman.

The properties reviewed herein were selected by Occidental.  Ryder Scott and Occidental concur that these properties are a valid representation of Occidental’s total net proved reserves portfolio as of December 31, 2011.  Based on the estimates prepared by Occidental, the portion of total company net liquid and net gas reserves reviewed by us are expressed as a percentage and presented in summary form on the following page.  At Occidental’s request, we have also presented the portion of the total company net reserves reviewed by us on a barrel of oil equivalent (BOE) basis.

SUITE 600, 1015 4TH STREET, S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Occidental Petroleum Corporation
February 2, 2012

Percentage of Total Company Estimated Net Reserves
Reviewed by Ryder Scott
SEC Parameters
Occidental Petroleum Corporation
As of December 31, 2011

	Oil/Condensate	NGL	Total Liquid Hydrocarbons	Gas	Equivalent MMBOE

Total Proved Developed	20%	13%	19%	19%	19%
Total Proved Undeveloped	19%	9%	18%	31%	22%
Total Company Proved	20%	12%	19%	22%	20%

The net liquid hydrocarbons reviewed are comprised of oil, condensate and natural gas liquids (NGL) and are based on standard 42 gallon barrels.  All net gas volumes reviewed are based on an “as sold” or “saleable” basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. Reserves reviewed and noted herein on an equivalent barrel (BOE) basis are based on converting natural gas on the basis of relative energy content using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent.  It should be noted that barrel of oil equivalence does not necessarily result in price equivalence as the equivalent price of natural gas on a barrel of oil equivalent basis is, and has been substantially lower than the corresponding price for crude oil currently and over the recent past.

Reserves Process Review Discussion

A process review, according to Paragraph 2.2(h) contained in the Society of Petroleum Engineers (SPE) Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), is “the result of an investigation to address the adequacy and effectiveness of an entity’s internal processes and controls relative to reserves estimation.”

In order to arrive at our conclusions and to substantiate our opinion relative to Occidental’s internal reserves estimation process and controls, we conducted our investigation in a manner that closely conforms to the SPE auditing standards for a reserves audit.  Under Paragraph 2.2(f) of the SPE auditing standards, a reserves audit includes “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, and (4) the classification of reserves appropriate to the relevant definitions used.”

Our process review, however, differs from an SPE reserves audit in that we have not conducted our investigation with sufficient rigor to express an opinion as to “the reasonableness of the estimated reserve quantities and/or the Reserves Information” as required under item (5) Paragraph 2.2(f) of the SPE auditing standards for a reserves audit.  Our review should not be construed to be a complete and comprehensive appraisal of the subject properties or deemed to convey the same level of information contained in a third party reserves audit or reserves evaluation report.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

Applicable Petroleum Reserves Definitions

The determination of the proved reserves classifications as discussed herein are based on the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a) released January 14, 2009 in the Federal Register, Volume 74, pages 2158 through 2197.

Reserves and Uncertainty

The SEC defines reserves as the “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.”  All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty as to their recoverability.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator.  Therefore, it is the categorization of reserve quantities as proved, probable or possible that addresses the inherent uncertainty in the estimated quantities reported.  For proved reserves, uncertainty is defined by the SEC as reasonable certainty that the estimates of the quantities actually recovered are “much more likely to be achieved than not.”  The SEC defines probable reserves as “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  The SEC defines possible reserves as “those additional reserves that are less certain to be recovered than probable reserves.”  All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

The reserves for the properties reviewed by us were estimated by Occidental using deterministic methods and presented as incremental quantities.  Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty.  At Occidental’s request, this reserves process review addresses only the proved reserves attributable to the properties reviewed herein.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.  For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”  Moreover, estimates of proved, probable and possible reserves quantities and their associated reserves categories may be revised due to other factors such as the results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

Reserves Process Review Procedure

Certain technical personnel responsible for the preparation of Occidental’s proved reserves estimates presented the data, methods and procedures used in 1) estimating the reserves volumes as of December 31, 2011; 2) documenting the changes in reserves from prior estimates; 3) preparing the economic evaluations associated with the estimated December 31, 2011 reserves; and 4) determining the reserves classifications for each of the subject properties reviewed.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our review.  Furthermore, if in the course of our examination something came to our attention which brought into question the appropriateness of the methodologies employed, the adequacy of the data relied upon or the documentation of the reserves estimation process, additional clarification was requested from Occidental until we had satisfactorily resolved our questions relating thereto.

Methodology and Procedure Employed by Occidental for Estimating Reserves

The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy.  These methods may be used singularly or in combination by the reserves evaluator in the process of estimating the quantities of reserves.  Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

The proved reserves for the properties that we reviewed were estimated by performance methods, analogy, reservoir modeling or a combination of methods.  Approximately 57 percent of the proved reserves attributable to producing wells or reservoirs for the properties reviewed were estimated by performance methods using decline curve analysis and/or material balance which utilized extrapolations of historical production and pressure data in those cases where such data were considered to be definitive.  The remaining 43 percent of the proved reserves attributable to the producing wells for the properties reviewed were estimated by a combination of methods including type curves supported by analogs and reservoir modeling to 1) estimate those reserves where there were inadequate historical performance data to establish a definitive producing trend and 2) estimate the incremental reserves attributable to a secondary or enhanced oil recovery response to water, CO2 or steam injection.  The data used by Occidental in their analysis of the proved reserves for the producing properties reviewed by us was considered sufficient for the purpose thereof.

Approximately 53 percent of the proved developed non-producing reserves are attributable to wells located in Libya where reserves were estimated by performance methods using analogy to prior established decline trends prior to shut-in.  The remaining 47 percent of the proved developed non-producing reserves and all of the proved undeveloped reserves were estimated by a combination of methods including type curves supported by analogs and reservoir modeling as noted above.  The data used by Occidental in their analysis of the non-producing and undeveloped reserves for the properties reviewed by us was considered sufficient for the purpose thereof.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

Of the properties reviewed, approximately 49 percent of the proved producing reserves and 41 percent of the proved non-producing and undeveloped reserve volumes are related to the application of improved recovery techniques.  These improved recovery techniques include water, CO2 and steam injection and infill drilling.

Occidental uses the latest available production, new well and seismic data in its reserves estimation process.  Typically, this data is from the third quarter of the year for which reserves are estimated, though material data is considered whenever it becomes available prior to finalization of reserves estimates.  The data used by Occidental in their analysis of the proved reserves for the properties reviewed by us was considered sufficient for the purpose thereof.

Primary Economic Assumptions Employed by Occidental for Estimating Reserves

To estimate economically recoverable proved reserves and related future net cash flows, Occidental considered many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.  To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Occidental relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices in effect on December 31, 2011 for the properties reviewed were determined by Occidental using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold and adjustments for differentials as described herein.  In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.

As indicated above, the product prices that were used by Occidental to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and distance from market, referred to herein as “differentials.”  The differentials used by Occidental were accepted as factual data.  We have not conducted an independent verification of the data used by Occidental.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration by Occidental in this process and omitted by us in conducting this review.

Accumulated gas production imbalances, if any, were not taken into account in the proved reserve estimates of gas reviewed.  The proved gas volumes included herein attribute gas consumed in operations as reserves for those fields where the inclusion of such volumes was appropriate.

Operating costs used by Occidental are based on the operating expense reports of Occidental and include only those costs directly applicable to the leases or wells for the properties reviewed by us. The operating costs include a portion of general and administrative costs allocated directly to the leases

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

and wells.  For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the Council of Petroleum Accounting Societies overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs used by Occidental were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Occidental.

Development costs used by Occidental are based on authorizations for expenditure (AFE) for the proposed work or actual costs for similar projects.  The development costs used by Occidental were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Occidental.

The proved developed non-producing and undeveloped reserves for the properties reviewed by us were incorporated by Occidental in accordance with Occidental’s plans to develop these reserves as of December 31, 2011.  The implementation of Occidental’s development plans as presented to us is subject to the approval process adopted by Occidental’s management.  As a result of our inquiries during the course of our review, Occidental has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Occidental’s management at the appropriate local, regional and corporate level.  In addition to the internal approvals as noted, certain development activities may still be subject to partner AFE processes, Joint Operating Agreement requirements or other administrative approvals external to Occidental.  Additionally, Occidental has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Future Production Rate Assumptions Employed by Occidental for Estimating Reserves

Occidental’s forecasts of future production rates are based on historical performance from wells currently on production.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used by Occidental to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  For reserves not yet on production, sales were estimated to commence at an anticipated date determined by Occidental.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in Occidental’s estimates due to unforeseen factors causing a change in the timing to initiate production.  Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing or recompleting wells and constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated by Occidental because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity or other operating conditions, market demand and allowables or other constraints set by regulatory bodies.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

Reserves Derived by Occidental Through Certain Production Sharing Contracts

The reserves for certain properties located in the countries of Bahrain, Libya and Oman reviewed herein are limited to the period prior to expiration of current contracts providing the legal right to produce or an economic interest in such production.  Furthermore, properties in different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to Occidental for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Occidental the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Occidental’s net hydrocarbon volumes for the fields reviewed in Libya and Oman include certain amounts corresponding to in-country income taxes where the terms of the production sharing contract include provisions for an in-kind settlement process, where production is immediately taken and sold to pay the local income tax for and on behalf of the contractor (in this case Occidental).  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of Occidental’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Possible Effects of Regulation on Occidental’s Estimate of Reserves

Ryder Scott did not evaluate the country and geopolitical risks in the countries where Occidental operates or has interests.  Occidental’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the quantities estimated by Occidental as reviewed herein.

We have not made any field examination of the properties.  No consideration was given in this review to potential environmental liabilities that may exist nor to any costs for the potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Occidental has informed us that they are not aware of any legal, regulatory, political, environmental or economic obstacles that currently is expected to materially impact their ability to recover the estimated proved reserves for the properties reviewed by us.

Data Reviewed in Conducting the Third Party Reserves Process Review

Occidental has informed us that they have furnished or otherwise made available to us all of the material accounts, records, geological and engineering data, and reports and other data required for this review.  In conducting our process review of Occidental’s estimates of proved reserves, forecasts of future production and income, we have reviewed data used by Occidental with respect to property interests owned or otherwise held, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and processing fees, ad valorem and production taxes, recompletion and development costs, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data utilized by Occidental.  We consider the factual data utilized by Occidental to be appropriate and sufficient for the purpose of our review of the methods and analytical procedures utilized by the engineering and geological staff of Occidental for estimating the proved reserves volumes and preparing the economic evaluations.

Reserves Process Review Opinion

We found no bias in the utilization and analysis of data in proved reserves estimates for these properties.  Furthermore, we found the estimation process incorporated all pertinent data, utilized a thorough and detailed analytical approach and was supported by a well documented audit trail.

We consider the assumptions, data, methods and analytical procedures used by Occidental and as reviewed by us appropriate for the purpose thereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Based on our review, including the data, technical processes and interpretations presented by Occidental, it is our opinion that the overall procedures and methodologies utilized by Occidental in estimating the proved reserves volumes, preparing the economic evaluations and determining the reserves classifications for the reviewed properties comply with the SEC regulations as of December 31, 2011.  Ryder Scott has not been engaged to render an opinion as to the reasonableness of reserves quantities reported by Occidental.

Standards of Independence and Professional Qualification

Ryder Scott is an employee owned independent petroleum engineering consulting firm.  We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  No single client or job represents a material portion of our annual revenue.  These factors allow us to maintain our independence and objectivity in the performance of our services.

Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Occidental.  Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on the results of our review.

The results of the reserves process review, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
February 2, 2012

Terms of Usage

The results of our third party reserves process review, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and are intended for public disclosure as an exhibit in filings made with the SEC by Occidental.

Occidental makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, Occidental has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Occidental of the references to our name as well as to the references to our third party report for Occidental, which appear in the December 31, 2011 annual report on Form 10-K of Occidental, the inclusion in that Form 10-K of such references and the filing of such report as an exhibit to such 10-K.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Occidental.

We have provided Occidental with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Occidental and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580 /s/ JOHN E. HODGIN John E. Hodgin, P.G., P.E. TBPE License No. 97667 President
JH/pl

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by geoscientists and engineers from Ryder Scott Company, L.P.  John E. Hodgin was the primary technical person responsible for overseeing the reserves process review conducted by Ryder Scott presented herein.

Mr. Hodgin, an employee of Ryder Scott since 1977, is President and has served as a member of the Board of Directors since 1998.  Prior to his election as President in 2005, he served in the capacity of Executive Vice President and was previously the Managing Senior Vice President of the Geoscience Group.  Mr. Hodgin is responsible for coordinating and supervising staff and consulting engineers and geoscientists of the company in ongoing reservoir evaluation studies worldwide.  He served as a coordinator or as a member of the internal reserves audit teams of ConocoPhillips, Occidental Petroleum, Royal Dutch Shell and Unocal.  Before joining Ryder Scott in 1977, he served in a number of geological positions with Gulf Oil Corporation in New Orleans, Louisiana.  For more information regarding Mr. Hodgin’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Hodgin earned a Bachelor of Science degree in Geology from Texas A&M University in 1974.  He is a registered Professional Geologist as well as a registered Professional Engineer in the State of Texas.  In addition, he is a Certified Petroleum Geologist and member of the American Association of Petroleum Geologists (AAPG).  He is also a member of the Society of Professional Well Log Analysts and the Society of Petroleum Engineers (SPE).  He has authored or co-authored one Offshore Technology Conference, two AAPG and three SPE papers and been published in Accounts, a publication of the Council of Petroleum Accounting Societies, on reserve related topics.  Since 2004, he has been a co-instructor of the SPE approved short course “Petroleum Reserves”, which emphasizes the integration of best practices with both the Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers (SPE/WPC/AAPG/SPEE) and United States Securities and Exchange Commission (SEC) reserves definitions and guidelines.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers and the Texas Board of Professional Geoscientists require a minimum of fifteen hours of continuing education annually, including at least one hour of professional ethics, which Mr. Hodgin fulfills.  In 2011, Mr. Hodgin gave over 30 hours of presentations as a guest speaker and instructor for client and professional society workshops relating to the definitions and disclosure guidelines of the SEC contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  In addition, he participated in an additional 100 hours of continuing education in the areas of reserves estimation, unconventional resource evaluation and was the co-author of “A Layman’s Guide to the Petroleum Resources Management System” published in the E-Section Report, a publication of the Oil, Gas & Energy Resources Law Section of the State Bar of Texas.  He also attended, coordinated and spoke at the 2011 Ryder Scott Reserves Conference.  The annual Ryder Scott Reserves Conference is a day long public venue focused on reserves related estimation and evaluation topics.  Mr. Hodgin has coordinated the annual Ryder Scott Reserves Conference since its inception in 2005.  In addition, Mr. Hodgin was an instructor and coordinated all of Ryder Scott’s 2009 internally presented formalized SEC-related training courses.

Based on his educational background, professional training and more than 35 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Hodgin has attained the professional qualifications as a Reserves Estimator and Reserves Auditor as set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the SPE as of February 19, 2007.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS